The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-71638
SUBJECT TO COMPLETION, DATED MAY 19, 2003
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 22, 2001)

$

Kaneb Pipe Line Operating Partnership, L.P.

             % Senior Unsecured Notes due 2013

      The notes will bear interest at the rate of        % per year. We will pay interest on the notes on June 1 and December 1 of each year, beginning December 1, 2003. The notes will mature on June 1, 2013. We may redeem the notes at any time and from time to time, in whole or in part, at make-whole redemption prices, together with accrued and unpaid interest, if any, to the date of redemption.

      The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. As of March 31, 2003, the aggregate amount of indebtedness borrowed or guaranteed by our subsidiaries and ranking effectively senior to the notes was approximately $178.9 million on a pro forma basis giving effect to the application of the net proceeds of this offering. See “Use of Proceeds” and “Capitalization”.

      Investing in the notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 3 of the accompanying prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per Note	Total

Price to Public(1)%	$
Underwriting Discount %	$
Proceeds to Kaneb Pipe Line Operating Partnership, L.P. (before expenses)%	$

(1)	Plus accrued interest from , 2003, if settlement occurs after that date.

      The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about                     , 2003 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Banc One Capital Markets, Inc.	BNP PARIBAS

Barclays Capital

Fleet Securities, Inc.

McDonald Investments Inc.

The Royal Bank of Scotland

Scotia Capital

SunTrust Robinson Humphrey

                          , 2003

TABLE OF CONTENTS

The Offering
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF EXISTING INDEBTEDNESS AND CREDIT FACILITIES
DESCRIPTION OF THE NOTES
UNDERWRITING
TABLE OF CONTENTS
ABOUT US
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

      This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this notes offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

      If the information varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

i

SUMMARY

      This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the notes. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and our financial data. You should read the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference carefully, including the “Risk Factors” section and our financial statements and the notes to those statements, before making an investment decision.

      Unless specified otherwise or the context otherwise indicates, as used in this prospectus supplement and the accompanying prospectus the terms “we,” “us” and “our” mean Kaneb Pipe Line Operating Partnership, L.P. and include our operating subsidiaries.

Kaneb Partners

      We are a Delaware limited partnership engaged in the refined petroleum products and anhydrous ammonia pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a Delaware limited liability company and a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner and Kaneb Pipe Line Partners, L.P., a publicly traded limited partnership, is our sole limited partner.

      Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Colorado, Wyoming and Minnesota. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves eastern Wyoming, western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2002, we transported approximately 18.3 billion barrel miles of refined petroleum products on our pipeline systems, excluding volumes and distances of products transported on our ammonia and north pipeline systems acquired on November 1, 2002 and December 24, 2002, respectively. On December 24, 2002, we acquired the Northern Great Plains Product System from Tesoro Refining and Marketing Company for approximately $100 million. We refer to this product pipeline system as our north pipeline. On November 1, 2002, we acquired a 2,000 mile anhydrous ammonia pipeline from Koch Pipeline Company, LP for approximately $139 million. See “— Recent Acquisitions.” Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

      We are the third largest independent liquids terminaling company in the United States based on storage tank capacity. Our terminaling business is conducted through our subsidiaries Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., which collectively operate under the trade name ST Services, and Statia Terminals International N.V., which we refer to as Statia. Our terminaling business consists of receiving, storing and delivering liquid petroleum products, specialty chemicals and edible liquids on a fee basis.

      ST Services and its predecessors have been in the terminaling business for more than 40 years. As of December 31, 2002, ST Services operated 39 facilities in 20 states, with a total storage capacity of approximately 33.3 million barrels. ST Services also owns and operates six terminals located in the United Kingdom, having a total capacity of approximately 5.5 million barrels, and eight terminals in Australia and New Zealand with a total capacity of approximately 1.2 million barrels. Statia, acquired on February 28, 2002 for a purchase price of approximately $178 million (net of cash acquired) plus the assumption of $107 million of debt, owns and operates our two largest terminals and provides related value-added services, including crude oil and petroleum product blending and processing, berthing of vessels at their marine facilities, and emergency and spill response services. In addition to its terminaling services, Statia sells bunker fuel, which is the fuel marine vessels consume, and bulk petroleum products. At the end of 2002, Statia’s tank capacity was 18.8 million barrels, including an 11.3 million barrel storage and transshipment facility located on the Netherlands Antilles island of St. Eustatius, and a 7.5 million barrel storage and transshipment facility located at Point Tupper, Nova Scotia, Canada.

      Our six largest terminal facilities are located on the Island of St. Eustatius, Netherlands Antilles; in Point Tupper, Nova Scotia, Canada; in Piney Point, Maryland; in Linden, New Jersey (50% owned joint venture); in Crockett, California; and in Martinez, California.

      Our strategy is to continue our growth through:

•	selective strategic acquisitions of pipelines and terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets, and

•	improving the performance of our asset base.

      We continually evaluate new acquisition opportunities. We seek to acquire pipeline assets that are contiguous with our existing pipeline system and terminal and storage facilities that are adjacent to our existing terminals or pipelines. We can normally absorb these acquisitions with little or no incremental operating expense. We also pursue acquisitions that allow us to expand our operations into new markets or related businesses.

Our Organizational and Ownership Structure

      The following chart shows our organizational and ownership structure as of the date of this prospectus supplement. Except in the following chart, the ownership percentages referred to in this prospectus supplement reflect the approximate effective ownership interest in us and our subsidiaries on a combined basis.

Recent Developments

Recent Acquisitions

      North Pipeline System. On December 24, 2002, we acquired a 400-mile petroleum pipeline system in North Dakota and Minnesota from a subsidiary of Tesoro Petroleum Corporation for approximately $100 million in cash. The acquired petroleum pipeline system originates at the Tesoro refinery located at Mandan, North Dakota. It serves four terminals that we acquired as well as certain non-owned destinations in North Dakota and Minnesota through pipeline connections.

      Ammonia Pipeline System. On November 1, 2002, we acquired the anhydrous ammonia pipeline system of Koch Pipeline Company, L.P. for approximately $139 million in cash. The acquired ammonia pipeline operation encompasses approximately 2,000 miles of anhydrous ammonia pipeline which runs from the Louisiana Gulf Coast to the upper Midwest states and is the largest fertilizer pipeline in the country.

      Australia and New Zealand Terminals. In September 2002, ST Services acquired eight liquid storage terminals in Australia and New Zealand from Burns Philp & Co Ltd. for approximately U.S. $47 million. These port-side liquid storage terminals provide storage and handling services to the chemicals, plastics and food ingredient industries in the two countries. They are the largest independent liquids terminaling providers in each of their countries.

      Our principal executive offices are located at 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4062. You may contact us through our Investor Relations Department by phone at (972) 699-4041 or by facsimile at (972) 699-4025.

The Offering

Issuer	Kaneb Pipe Line Operating Partnership, L.P.

Securities Offered	$ aggregate principal amount of % senior unsecured notes due 2013.

Maturity Date	June 1, 2013.

Interest Payment Dates	June 1 and December 1 of each year, beginning December 1, 2003.

Optional Redemption	We may redeem the notes at any time and from time to time, in whole or in part, at make-whole redemption prices, together with accrued and unpaid interest to the date of redemption. Please read “Description of the Notes — Optional Redemption.”

Ranking	The notes:

• will be our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness;

• will be senior in right of payment to any future subordinated indebtedness;

• will be effectively junior to any secured indebtedness that we may incur in the future to the extent of the assets securing such indebtedness; and

• will be effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries.

Upon the sale of the notes and the application of the proceeds therefrom as described under “Use of Proceeds,” we will have outstanding approximately $178.9 million of unsecured bank loans and guarantees of our subsidiaries that will rank effectively senior in right of payment with the notes. The indenture governing the notes does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The notes will not be guaranteed by our subsidiaries or our parent.

Covenants	We will issue the notes under an indenture containing covenants that limit:

• the creation of liens securing indebtedness;

• sale-leaseback transactions;

• transactions with affiliates;

• distributions to our partners;

• sales of assets; and

• fundamental changes in our business.

These limitations will be subject to certain qualifications and exceptions. For more details, see “Description of the Notes — Covenants.”

Use of Proceeds	We plan to use the net proceeds of the offering, estimated to be approximately $ million (after the payment of offering expenses and underwriting discounts), to reduce amounts outstanding under our $400 million bank revolving credit facility. At April 30, 2003, approximately $297.2 million was outstanding under that credit facility at an annual interest rate of 2.44%. Borrowings under this facility were used to refinance debt incurred for acquisitions.

Ratings	We have been assigned ratings of BBB+ by Standard & Poor’s Rating Services, Ba1 by Moody’s Investors Service, Inc. and BBB+ by Fitch, Inc. The notes have not been separately rated by these agencies. A rating reflects only the view of Standard & Poor’s, Moody’s or Fitch, as the case may be, and is not a recommendation to buy, sell or hold the notes. We cannot assure you that these ratings will be continued for any given period of time or that they will not be revised downward or withdrawn entirely.

Listing	The notes will not be listed on any securities exchange. We can provide no assurance as to the liquidity of or development of any trading markets for the notes.

RISK FACTORS

      Before you invest in our notes, you should be aware that such an investment involves various risks, including those described below and in the accompanying prospectus. If any of those risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our notes could decline, and you could lose all or part of your investment. You should consider carefully the risk factors below and those beginning on page 3 of the accompanying prospectus, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before buying notes.

      You should read carefully the discussion of the material risks relating to our business under the caption “Risk Factors” beginning at page 3 of the accompanying prospectus. These risks include:

•	Environmental protection laws may expose us to significant costs and liabilities.

•	Reduced demand could affect shipments on our pipelines, which could reduce our revenues.

•	We may not be able to integrate effectively and efficiently any businesses and operations we may acquire. Any future acquisitions may substantially increase the levels of our indebtedness and contingent liabilities.

•	Competition could adversely affect our operating results.

•	The rates that we may charge may be limited by FERC regulations and by competition.

•	Our status as a partnership may disadvantage us in calculating cost of service for rate-making purposes.

•	Your ability to seek recovery from Arthur Andersen LLP for damages in connection with their audit of Statia Terminals Group N.V. may be limited.

•	We are subject to pending claims for environmental investigation and remediation. Please read “Risk Factors — Risks Relating to Litigation” beginning at page 4 of the accompanying base prospectus.

Risks of Integrating Acquired Businesses

We may not be able to integrate effectively and efficiently the businesses and operations we acquire. Any future acquisitions may substantially increase the levels of our indebtedness and contingent liabilities.

      Part of our business strategy includes acquiring additional pipelines and terminaling and storage facilities that complement our existing asset base and distribution capabilities or provide entry into new markets. Unexpected costs or challenges may arise whenever businesses with different operations and management are combined. Successful business combinations will require our management and other personnel to devote significant amounts of time to integrating the acquired businesses with our existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. In addition, the management of the acquired business may not join our management team. Any change in management may make it more difficult to integrate an acquired business with our existing operations.

      Since 1998, we have acquired a number of terminal facilities worldwide. If we do not successfully integrate our other acquisitions, or if there is any significant delay in achieving such integration, our business and financial condition could be adversely affected.

Risks Relating to the Notes

The notes will be effectively subordinated to liabilities and indebtedness of our subsidiaries and subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness.

      We currently have no secured indebtedness outstanding, but holders of any secured indebtedness that we may incur in the future would have claims with respect to our assets constituting collateral for such indebtedness that are prior to your claims under the notes. In the event of a default on such secured indebtedness or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes. Accordingly, any such secured indebtedness would effectively be senior to the notes to the extent of the value of the collateral securing the indebtedness. While the indenture governing the notes places some limitations on our ability to create liens, there are significant exceptions to these limitations, including limitations with respect to sale and leaseback transactions, that will allow us to secure some kinds of indebtedness without equally and ratably securing the notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets.

      In addition, the notes are not guaranteed by our subsidiaries and our subsidiaries are not prohibited from incurring additional indebtedness under the indenture. As a result, holders of the notes will be effectively subordinated to claims of third party creditors, including holders of indebtedness, of these subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental authorities, holders of indebtedness or guarantees issued by the subsidiaries will generally have priority as to the assets of the subsidiaries over claims by the holders of the notes. As a result, rights of payment of holders of our indebtedness, including the holders of the notes, will be effectively subordinated to all those claims of creditors of our subsidiaries. As of March 31, 2003, the aggregate amount of indebtedness borrowed or guaranteed by our subsidiaries and ranking effectively senior to the notes was approximately $178.9 million on a pro forma basis giving effect to the application of the net proceeds of this offering.

We have a holding company structure and will depend in part on distributions from our operating subsidiaries to make payments on the notes, such that contractual or legal restrictions applicable to our subsidiaries could limit distributions from them to us.

      We hold a significant portion of our assets through our subsidiaries. Accordingly, we are dependent in part on the earnings of our subsidiaries and the distribution of a portion of these earnings to us, to meet our obligations under our credit facilities and the notes. Provisions of law, like those permitting partnership distributions to be paid only to the extent that the fair market value of the partnership’s assets exceeds its liabilities, and provisions of our senior indebtedness could limit the ability of our subsidiaries to make payments or other distributions to us. Our subsidiaries also could agree to other contractual restrictions on their ability to make distributions to us.

We cannot assure you that an active trading market will develop for the notes.

      Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters are not obligated to make a market in the notes and, if commenced, may cease their market-making at any time. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally. As a result we cannot assure you that an active trading market will develop or be maintained for the notes. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

Other Risk Factors

Recovery under any claim that may be brought against Arthur Andersen LLP may be limited in light of its cessation of operations.

      The financial statements of Statia Terminals Group N.V. incorporated by reference in the registration statement of which this prospectus supplement is a part were audited by Arthur Andersen LLP, whose report on such financial statements dated January 29, 2002 (except with respect to the matters discussed in Note 19 to those financial statements, as to which the date is April 5, 2002), is included in our Current Report on Form 8-K/A filed May 9, 2002. Although Arthur Andersen has consented to such incorporation by reference, any recovery under any claim that may be brought against Arthur Andersen pursuant to the Securities Act of 1933, as amended, may be limited in light of its cessation of operations.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and other reports and other information with the Securities Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about our parent partnership at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, are incorporated by reference in this prospectus supplement until we sell all of the notes offered by this prospectus supplement.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003.

•	Current Report on Form 8-K filed with the SEC on March 18, 2003.

•	Current Report on Form 8-K filed with the SEC on January 8, 2003.

•	Current Report on Form 8-K/A filed with the SEC on May 9, 2002.

USE OF PROCEEDS

      We plan to use the net proceeds of the offering, estimated to be approximately $           million (after the payment of offering expenses and underwriting discounts), to reduce amounts outstanding under our $400 million bank revolving credit facility. At April 30, 2003, approximately $297.2 million was outstanding under that credit facility at an annual interest rate of 2.44%. Borrowings under this facility were used to refinance debt incurred for acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

Ratio of Earnings to Fixed Charges	4.77	4.56	4.56	5.43	3.50	4.09	3.52

      For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense and the portion of rental expense representative of the interest factor; and

•	“earnings” represent income before income taxes and extraordinary items, plus fixed charges, less undistributed earnings of equity affiliates.

CAPITALIZATION

      The following table sets forth our consolidated capitalization, our pro forma capitalization and our as adjusted consolidated capitalization at March 31, 2003.

      Our pro forma information as of March 31, 2003, gives effect to:

•	borrowings in April 2003 under our $400 million bank revolving credit facility, to repay the then remaining amounts outstanding under our $275 million bank credit agreement and our $175 million bridge facility, which indebtedness was incurred to finance acquisitions and which facilities have now been terminated; and

•	the borrowing of $27.9 million in April 2003 by our Australian subsidiaries to finance a portion of the purchase price of our Australia and New Zealand terminals;

      as if those transactions occurred on March 31, 2003.

      Our pro forma as adjusted information as of March 31, 2003, gives effect to such transactions and the application of the estimated net proceeds of this offering to reduce amounts outstanding under our $400 million bank revolving credit facility.

      For a discussion of the application of the proceeds of this offering, please read “Use of Proceeds.” This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited) (in thousands)
Cash	$32,339	$30,361	$30,361

Short-term Borrowings:
Bank term loan	$25,843	$25,843	$25,843
Long-term debt, less current portion:
$275 million bank revolving credit facility	257,000	—	—
$175 million bank bridge facility	70,000	—	—
$400 million bank revolving credit facility	—	297,169
7.750% Senior Unsecured Notes due 2012	250,000	250,000	250,000
% Senior Unsecured Notes due 2013	—	—
ST Australian bank facility	—	27,853	27,853

Total debt	602,843	600,865
Partners’ capital	502,109	502,109	502,109

Total capitalization	$1,104,952	$1,102,974	$

DESCRIPTION OF EXISTING INDEBTEDNESS AND CREDIT FACILITIES

      Unsecured Revolving Credit Facility. On April 24, 2003, we entered into a credit agreement with a group of banks that provides for a $400 million unsecured revolving credit facility through April 2006. This facility bears interest at variable interest rates and has a variable commitment fee on the unutilized amounts. The credit agreement contains operational and financial covenants, including limitations on investments, sales of assets and transactions with affiliates, and, absent an event of default, the covenants do not restrict distributions to our partners. At April 30, 2003, approximately $297.2 million was drawn on the facility. These borrowings bore a weighted average annual interest rate for 2003 of 2.44%. For more details, see “Use of Proceeds.”

      U.K. Terminals Acquisition Facility. In January 1999, we entered into a credit agreement with a bank that provided for the issuance of $39.2 million in term loans in connection with our United Kingdom terminals acquisition and $5.0 million for general purposes. $18.3 million of the term loans were repaid in July 1999 with the proceeds from a public unit offering. The remaining portion (approximately $25.8 million), with a fixed annual interest rate of 7.25%, is due in January 2004. The term loan under the credit agreement, as amended, is unsecured and ranks equally with the borrowings under our $400 million bank revolving credit facility. The term loan also contains certain financial and operational covenants.

      Australia and New Zealand Terminals Facility. In April 2003, we and our Australian subsidiaries entered into a AUD$50 million (approximately USD$32 million) three-year revolving credit facility with National Australia Bank Limited. At April 30, 2003, approximately USD$28 million was outstanding under this facility. Borrowings under this facility were used to refinance a portion of the costs of acquiring our Australia and New Zealand terminals. Amounts outstanding under this facility bear interest at a floating rate, which is currently 6.7%. The facility agreement contains certain financial and operating covenants that, absent an event of default, do not restrict distributions by the borrowers to their owners.

      7.75% Senior Unsecured Notes due 2012. In February 2002, we issued $250 million of 7.75% senior unsecured notes due February 15, 2012. Under the indenture and the indenture supplement governing such notes, interest is payable semi-annually in arrears on February 15 and August 15 of each year. The provisions of the indenture supplement applicable to such notes are substantially similar to the provisions of the indenture supplement that will govern the notes offered by this prospectus supplement.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes supplements the general description of the debt securities included in the accompanying prospectus. You should review this description together with the description of the debt securities included in the accompanying prospectus. To the extent this description is inconsistent with the description in the accompanying prospectus, this description will control and replace the inconsistent description in the accompanying prospectus. As used in this description, the terms “we”, “us” and “our” refer to Kaneb Pipe Line Operating Partnership, L.P., and not to any of its subsidiaries or affiliates.

      We will issue the notes under an indenture dated February 21, 2002 (as amended and supplemented from time to time, including a supplement setting forth the terms of the notes), between us and JPMorgan Chase Bank, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have summarized some of the material provisions of the notes and the indenture below. The summary supplements the description of the indenture contained in the accompanying prospectus, and we encourage you to read that description for additional material provisions that may be important to you. We also urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. You may request copies of the indenture from us as set forth under “Where You Can Find More Information” in the accompanying prospectus. Capitalized terms defined in the accompanying prospectus and the indenture have the same meanings when used in this prospectus supplement.

General Description of the Notes

      The notes:

•	will be our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated indebtedness;

•	will be senior in right of payment to any future subordinated indebtedness;

•	will be effectively junior to any secured indebtedness that we may incur in the future to the extent of assets securing such indebtedness; and

•	will be effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries.

The notes will not be guaranteed by our subsidiaries or our parent. The indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more additional series. Except to the extent described below, the indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

      We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Principal, Maturity and Interest

      We will issue the notes in an aggregate principal amount of $        million. The notes will mature on June 1, 2013. We will issue the notes in denominations of $1,000 and whole multiples of $1,000.

      Interest on the notes will accrue at the annual rate of      % and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2003. We will make each interest payment to the holders of record on the immediately preceding May 15 and November 15.

      Interest on the notes will accrue from the date of original issuance, or if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

      We will make payments on the notes at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders.

Optional Redemption

      The notes will be redeemable, in whole or in part, at our option at any time and from time to time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes, exclusive of interest accrued to the date of redemption, discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus basis points, plus, in each case, accrued and unpaid interest to the date of redemption. The actual redemption price, calculated as provided above and in the definitions in this prospectus supplement, will be calculated and certified to the trustee by the Independent Investment Banker.

      “Treasury Rate” means, with respect to any redemption date relating to the notes, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be ranked to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

      “Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, for any redemption date relating to the notes (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Independent Investment Banker” means either Banc One Capital Markets, Inc. or BNP Paribas Securities Corp., as specified by us, and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

      “Reference Treasury Dealer” means each of Banc One Capital Markets, Inc. and BNP Paribas Securities Corp., plus two other dealers selected by the trustee that are primary U.S. government securities dealers in New York City and their respective successors; provided, if any of Banc One Capital Markets, Inc. or BNP Paribas Securities Corp. or any primary U.S. government securities dealer selected by the trustee shall cease to be a primary U.S. government securities dealer, then such other primary U.S. government securities dealers as may be substituted by the trustee.

      “Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

      In the event that less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption in the manner as in its sole discretion the trustee shall deem appropriate and fair. However, no note with a principal amount of $1,000 or less will be redeemed in part. Notice of redemption will be mailed by first class mail at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we or any of our subsidiaries may act as paying agent or registrar.

Covenants

      The indenture contains, among others, the covenants summarized below.

      Important Definitions. The following definitions will help in understanding the meaning of certain words and phrases used in the indenture covenants and discussed in the summary:

      “Consolidated Net Tangible Assets” means, at any date of determination, the aggregate amount of total assets after deducting therefrom (1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet for us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

      “Debt” means any obligation created or assumed for the repayment of money borrowed or indebtedness for the repayment of money borrowed and, without duplication, any guarantee therefor.

      “Disqualified Equity” means, with respect to any person, any Equity Interests to the extent that by their terms (or by the terms of any security into which they are convertible or for which they are exchangeable) or upon the happening of any event, they mature or are mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or are redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that the notes mature, except such Equity Interests that are solely redeemable with, or solely exchangeable for, any Equity Interests of such person that are not a Disqualified Equity.

      “Distribution” means with respect to any Equity Interests issued by a person (1) the retirement, redemption, purchase or other acquisition for value of those Equity Interests (2) the declaration or payment of any dividend or distribution on or with respect to those Equity Interests, (3) any investment in the holder of any of those Equity Interests, and (4) any other payment with respect to those Equity Interests.

      “Equity Interests” means (1) with respect to a corporation, shares of capital stock of such corporation or any other interest convertible or exchangeable into any such interest, (2) with respect to a limited liability company, membership interests in such limited liability company, (3) with respect to a partnership, partnership interests in such partnership, and (4) with respect to any other person, interests in such person analogous to interests described in clauses (1) through (3).

      “Excluded Subsidiary” means any of our subsidiaries (1) that has no Indebtedness other than Permitted Non-Recourse Debt and (2) the sole purpose of which is to engage in the acquisition, construction, development and/or operation activities financed or refinanced with such Permitted Non-Recourse Debt.

      “Funded Debt” means, as applied to us or any of our subsidiaries, Debt maturing one year or more from the date of the incurrence, creation or assumption thereof by us or any of our subsidiaries, Debt directly or indirectly renewable or extendible, at the option of the obligor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the incurrence, creation or assumption thereof by us or any of our subsidiaries, and Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

      “Lien” means, as to any person, any mortgage, lien, pledge, security interest or other similar charge or encumbrance.

      “Pari Passu Debt” means any Funded Debt or Debt of us or any of our subsidiaries, whether outstanding on the date of original issuance of the notes or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt or Debt, as the case may be, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt or Debt, as the case may be, shall be subordinated in right of payment to the notes.

      “Permitted Liens” means any:

•	Liens upon rights-of-way for pipeline purposes;

•	any statutory or governmental Liens or Liens arising by operation of law, or mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar Liens incurred in the ordinary course of business which are not yet due or which are being contested in good faith by appropriate proceedings;

•	rights reserved to, or vested in, any municipality or governmental, statutory or public authority by the terms of any right, power, franchise, grant, license, lease, permit, or by any provision of law, to control or regulate, to use, to purchase or recapture, to designate a purchaser of, to terminate any franchise, grant, license, lease or permit, or to condemn or expropriate, any property, or zoning laws, ordinances or municipal regulations;

•	Liens of taxes and assessments which are (1) for the then current year, (2) not at the time delinquent, or (3) delinquent but the validity of which are being contested at the time by us or any of our subsidiaries in good faith by appropriate proceedings;

•	Liens of, or to secure the payment or performance of, leases, other than capital leases;

•	Liens upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of, or appeal from, judicial proceedings;

•	any Lien for any judgment, attachment, decree or order of any governmental or court authority which combined with similar Liens are not in excess of $10,000,000 in the aggregate, or any Lien arising by reason of any attachment, judgment, decree or order of any governmental or court authority, so long as any proceeding initiated to review such attachment, judgment, decree or order shall not have been terminated or the period within which such proceeding may be initiated shall not expire, or such attachment, judgment, decree or order shall otherwise be effectively stayed;

•	Liens upon property or assets acquired or sold by us or any of our subsidiaries resulting from the exercise of any rights arising out of defaults on receivables or other sums owed to us or any of our subsidiaries;

•	Liens incurred or deposits made in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

•	Liens in favor of us or any of our subsidiaries;

•	Liens in favor of the United States of America or any other country or of any state, province, territory or any political subdivision thereof, or any department, agency or instrumentality or political subdivision of any of the foregoing, (1) in order to permit us or any of our subsidiaries to perform any contract or subcontract made with or at the request of such governmental entity, securing any partial, progress, advance or other payments pursuant to any contract or statute, or (2) to secure any Debt incurred by us or any of our subsidiaries for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such Lien;

•	Liens securing industrial development, pollution control or similar revenue bonds, or Liens created or assumed by us or any subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, for the purpose of financing, in whole or in part, the acquisition, development or construction of, or repair or improvement on, property or assets to be used by us or any of our subsidiaries;

•	Liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested in the ordinary course of business by any governmental authority in connection with any contract or statute;

•	Liens upon property or assets to secure performance of tenders, bids, trade or government contracts, leases, statutory obligations, performance bonds or other similar obligations or to secure obligations arising under statutory regulatory, contractual or warranty requirements;

•	easements, rights-of-way, restrictions, exceptions, reservations, defects and irregularities in title and other similar charges, claims and encumbrances in any property or assets which do not, individually or in the aggregate, materially interfere with the ordinary conduct of the business or businesses of us and our subsidiaries, taken as a whole; or

•	Liens arising under joint venture agreements, transportation or exchange agreements, preferential rights to purchase, and other agreements arising in the ordinary course of our or any of our subsidiaries’ business.

      “Permitted Non-Recourse Debt” means Debt of any person that is non-recourse to us or any of our subsidiaries (other than an Excluded Subsidiary) and is used by such person to acquire, construct, develop and/or operate assets not owned by us or any of our subsidiaries (other than an Excluded Subsidiary) as of the date hereof or to refinance Permitted Non-Recourse Debt.

      “Principal Property” means, whether owned or leased on the date of original issuance of the notes or thereafter acquired, (1) pipeline assets of us or any of our subsidiaries, including any related facilities employed in the transportation, distribution, terminaling, storage or marketing of refined petroleum products, petroleum products and specialty liquids which are located in the United States of America or any territory or political subdivision thereof, and (2) any processing or manufacturing plant or terminal owned or leased by us or any of our subsidiaries which is located within the United States of America or any territory or political subdivision thereof, except, in the case of either clause (1) or (2), (y) any assets consisting of inventories, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles, and (z) any such asset, plant or terminal which, in the opinion of the Board of Directors of our general partner, is not material in relation to the activities of us and our subsidiaries, taken as a whole.

      “Restricted Subsidiary” means any, direct or indirect, subsidiary of ours that owns or, as a lessee, leases any Principal Property.

      Limitations on Liens. If any of the notes are outstanding, we will not, and will not permit any Restricted Subsidiary to, create, assume or incur, except in favor of us or any of our subsidiaries, any Lien on any Principal Property or upon any shares of capital stock or other equity interests of any Restricted Subsidiary at any time owned by them, to secure any of our Debt or Debt of any other person (other than the notes), without effectively providing that all of the notes outstanding (together with, if we shall so determine, any of our other indebtedness or obligations which is similarly entitled to be equally and ratably secured) will be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. This restriction does not apply to or prevent the creation or existence of any:

•	Permitted Liens;

•	Liens upon any property or assets created at the time of acquisition of such property or assets by us or any of our Restricted Subsidiaries or within one year after such time, to secure all or part of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of, or within one year of, such acquisition;

•	Liens upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after, completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

•	Liens upon any property or assets existing thereon at the time of the acquisition thereof by us or any of our Restricted Subsidiaries (whether or not the obligations secured thereby are assumed by us or any of our Restricted Subsidiaries), or the assumption by us or any Restricted Subsidiary of obligations secured by any Lien that exists at the time of acquisition by us or any of our Restricted Subsidiaries of the property or assets subject to such Lien or at the time of the acquisition of the person that owns such property or assets; provided, however, that any such Lien only encumbers the property or assets so acquired;

•	Liens upon any property or assets of a person existing thereon at the time (1) such person becomes a Restricted Subsidiary of ours, (2) such person is merged with or into, or consolidated with, us or any of our Restricted Subsidiaries or (3) of a sale, lease or other disposition of the properties of a person (or division thereof) as an entirety or substantially as an entirety to us or any of our Restricted Subsidiaries; provided, however, that any such Lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

•	Liens upon any property or assets of ours or any of our Restricted Subsidiaries in existence on the date of original issuance of the notes or provided for or created pursuant to an “after-acquired property” clause or similar term in existence on the date of original issuance of the notes or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of original issuance of the notes;

•	Liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith by appropriate proceedings, and Liens which secure a judgment or other court-ordered award or settlement as to which we or any of our applicable Restricted Subsidiaries have not exhausted our applicable rights;

•	Liens upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by the preceding clauses of this paragraph;

•	Liens securing our Debt or Debt of any of our Restricted Subsidiaries, all or a portion of the net proceeds of which are used substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding notes in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding notes, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any of our subsidiaries in connection therewith;

•	Liens resulting from the deposit of moneys, U.S. Government Obligations or evidence of indebtedness in trust for the purpose of defeasing our Debt or Debt of any of our Restricted Subsidiaries;

•	any Lien upon any property or assets to secure Debt incurred by us or any of our Restricted Subsidiaries, the proceeds of which, in whole or part, were used to defease, in a defeasance or a covenant defeasance, or obligations on any series of the Debt Securities; or

•	any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of any Lien, in whole or in part, that is referred to in the preceding clauses of this paragraph or of any Debt secured thereby; provided, however, that any such extension, renewal, refinancing, refunding or replacement Lien shall be limited to the property or assets covered by the Lien extended, renewed, refinanced, refunded or replaced and that the principal amount secured by any such extension, renewal, refinancing, refunding or replacement Lien shall be in an amount not greater than the principal amount of (plus accrued interest on) the obligations secured by the Lien extended, renewed, refinanced, refunded or replaced plus any expenses of ours or our subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement.

      Notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, create, assume or incur any Lien upon any Principal Property to secure any of our Debt or Debt of any other person, other than the notes, that is not permitted to be secured by the foregoing paragraph without securing the outstanding notes, provided that after giving effect to the creation, incurrence or assumption of such Lien and Debt, and the application of proceeds of such Debt, if any, received as a result thereof, the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens (not including Debt permitted to be secured by the foregoing paragraph), together with all net sale proceeds received by us or any of our subsidiaries from Sale-Leaseback Transactions (not including permitted Sale-Leaseback Transactions, as described below on “Sale-Leaseback Transactions”) would not exceed 10% of our Consolidated Net Tangible Assets.

      Sale-Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

•	such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development of, or substantial repair or improvement on, or commencement of full operations of, such Principal Property, whichever is later;

•	the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•	we or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on Principal Property subject thereto in a principal amount equal to or exceeding the net proceeds received by us or such Restricted Subsidiary from such Sale-Leaseback Transaction without equally and ratably securing the notes as described above in “— Limitations on Liens”; or

•	we or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (1) the prepayment, repayment, reduction, redemption or retirement of Pari Passu Debt of ours or any of our subsidiaries, or (2) the expenditure or expenditures for (y) the acquisition, development or construction of, or repair or improvement on, Principal Property or (z) capital stock or other equity interests in a person that is or with such expenditure becomes a Restricted Subsidiary of ours or in a joint venture, and, in each case, whose principal assets consist of Principal Property.

      Notwithstanding the foregoing, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by the preceding paragraph, provided that after giving effect thereto and the application of the proceeds, if any, received as a result thereof, the net sales proceeds received by us or any of our Restricted Subsidiaries from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the notes) secured by Liens upon Principal Property not permitted to be secured by provisions relating to limitations on Liens, would not exceed 10% of our Consolidated Net Tangible Assets.

      Transactions with Affiliates. We will not, and will not permit any of our subsidiaries to, sell, lease or otherwise transfer any Principal Property to, or purchase, lease or otherwise acquire any Principal Property from, any of our affiliates, except:

•	on terms and conditions not less favorable to us or such subsidiary than could be obtained on an arm’s-length basis from unrelated third parties;

•	transactions between or among us and our wholly-owned subsidiaries not involving any other affiliates; and

•	any Restricted Payment permitted by the covenant described below under “Restricted Payments.”

      Restricted Payments. We will not, and will not permit our subsidiaries to, make or agree to make, directly or indirectly, any Distribution, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, retirement, defeasance or other acquisition of, any Equity Interests or Debt subordinated to the notes, or any options, warrants, or other rights (each, a “Right”) to purchase Equity Interests or such Debt, whether now or hereafter outstanding (each, a “Restricted Payment”), unless, at the time and after giving effect to such Restricted Payment, the aggregate amount of the Restricted Payment together with the aggregate amount of all other Restricted Payments made by us or any of our subsidiaries after the date of original issuance of the notes (excluding Restricted Payments permitted by clauses (1), (2), (5), (6), (7), (8), or (9) of the next succeeding paragraph), is less than the sum of the aggregate net cash proceeds and the fair market value of any assets or rights used or useful in a business activity not prohibited by the indenture which are received by us or any of our subsidiaries in connection with (1) a capital contribution to us from any person (other than any of our subsidiaries) made after the date of the original issuance of the notes or a capital contribution to a subsidiary of ours from any person (other than us or another subsidiary of ours) made after the date of the original issuance of the notes, or (2) an issuance and sale made after the issuance date of Equity Interests (other than Disqualified Equity) of ours or from the issuance or sale made after the issuance date of convertible or exchangeable Disqualified Equity or convertible or exchangeable debt securities of ours which have been converted into or exchanged for such Equity Interests (other than Disqualified Equity).

      The foregoing Restricted Payments covenant shall not prohibit:

(1) Distributions payable by us solely in our Equity Interests;

(2) Restricted Payments made by any subsidiary of ours to us or to another subsidiary of ours;

(3) cash Distributions paid on, and cash redemptions of, our Equity Interests made within sixty (60) days after the declaration thereof; provided that no Default has occurred and is continuing at the time of such declaration;

(4) Restricted Payments on, or of, Debt subordinated to the notes, or Rights related thereto, provided that no Default has occurred and is continuing at the time such Restricted Payment is made;

(5) the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of ours or any of our subsidiaries, or Rights related thereto, in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (a sale or issuance will be deemed substantially concurrent if such redemption, repurchase, retirement or acquisition occurs not more than ninety (90) days after such sale or issuance) (other than to a subsidiary of ours) of, Equity Interests of ours (other than any Disqualified Equity), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition, or payments, shall be excluded from clause (2) of the preceding paragraph;

(6)(A) the purchase or other acquisition of one or more Equity Interests in us from our former employees or directors or any of our subsidiaries (or any of our or their general partners), provided that the aggregate price paid for all such purchased or acquired Equity Interests shall not exceed $2.0 million in any 12-month period; and (B) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of ours or any of our subsidiaries held by any current or former officer, employee or director of ours or any of our subsidiaries (or any of our or their general partners) pursuant to the terms of any agreements (including employment agreements) and plans approved by the Board of Directors of our general partner, including any management equity plan or stock option plan or any other management or employee benefit plan, agreement or trust, provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (6) shall not exceed the sum of (y) $5.0 million in any twelve-month period and (z) the aggregate net proceeds received by us during such 12-month period from the issuance of such Equity Interests pursuant to such agreements or plans, provided, however, if the amount so paid in any calendar year is less than $5.0 million, such shortfall may be used to repurchase, redeem, acquire or retire such Equity Interests in either of the next two 12-month periods in addition to the $5.0 million that may otherwise be paid in each such 12-month periods;

(7) repurchases of Equity Interest deemed to occur upon the cashless exercise of stock options;

(8) reasonable and customary directors’ fees to the members of the Board of Directors of our general partner, provided that such fees are consistent with past practice or current requirements; or

(9) other Restricted Payments in an aggregate principal amount since the date of original issuance of the notes not to exceed $50.0 million;

provided, further, that, with respect to clauses (5), (6), (7), (8), and (9) above, no Default or Event of Default shall have occurred and be continuing.

      In determining whether any Restricted Payment is permitted by the foregoing covenant, we may allocate or reallocate all or any portion of such Restricted Payment among the clauses (1) through (9) of the preceding paragraph or among such clauses and the first paragraph of this subsection, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

      The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined by the Board of Directors of our general partner and as evidenced by a resolution of the Board of Directors of our general partner set forth in an officers’ certificate delivered to the trustee) on the date of the transfer, incurrence or issuance of such non-cash Restricted Payment.

      Sale of Assets. We will not, and will not permit any of our subsidiaries (other than any Excluded Subsidiary) to, convey, sell, lease, assign, transfer or otherwise dispose of, any of our or its Principal Properties (each, a “disposition”), other than as follows:

•	dispositions of assets in the ordinary course of business having a fair market value of not more than the greater of $25,000,000 and 5% of Consolidated Net Tangible Assets in the aggregate during any one of our fiscal years;

•	dispositions of assets, the proceeds of which are (a) reinvested in other assets (or persons owning other assets) used by or useful to us or such subsidiary in conducting our or its business that is not prohibited by the covenant described below under “— Fundamental Changes”, (b) used to repay, repurchase, redeem or defease, in whole or in part, Debt, or (c) used to make capital expenditures;

•	leases permitted by the covenant described above under “— Sale – Leaseback Transactions”;

•	leases of such assets entered into in the ordinary course of business and with respect to which we or any of our subsidiaries is the lessor and the lessee has no option to purchase such assets for less than fair market value at any time the right to acquire such asset occurs;

•	dispositions between and among us and our subsidiaries;

•	any Restricted Payment permitted by the covenant described below under “— Fundamental Changes”;

•	abandonment or relinquishment of such assets in the ordinary course of business; and

•	dispositions of such assets received in settlement of debts accrued in the ordinary course of business.

      Fundamental Changes. We will not, and will not permit any of our subsidiaries to, engage in any business other than businesses of the type:

•	conducted by us and our subsidiaries on the date hereof;

•	conducted by Statia Terminals Group N.V. and its subsidiaries on the date hereof; and

•	businesses reasonably related thereto.

      Waiver of Covenants. The holders of more than 50% in principal amount of the notes may waive compliance by us with the covenants described above.

      Modified Event of Default. With respect to the notes, if we default for a period of thirty (30) days in the payment when due of interest on any of the notes, it will be considered an Event of Default under the indenture.

      Additional Event of Default. With respect to the notes, the occurrence of any of the following events shall, in addition to the other Events or circumstances described as Events of Default in the accompanying prospectus, constitute an Event of Default: default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by us or any of our Restricted Subsidiaries, or the payment of which is guaranteed by us or any of our Restricted Subsidiaries, whether such Debt or guarantee now exists, or is created after the date of the indenture, which default results in the acceleration of such Debt prior to its express maturity, and the principal amount of any such Debt, together with the principal amount of any other such Debt the maturity of which has been so accelerated, aggregates, without duplication, $5.0 million or more, and such acceleration shall not have been rescinded, or such Debt is repaid or otherwise discharged, within a period of thirty (30) days from the occurrence of such acceleration; provided, that if any such acceleration is rescinded, or such Debt is repaid or otherwise discharged, within such period of thirty (30) days, then such Event of Default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any related judgment or decree.

BOOK ENTRY, DELIVERY AND FORM

      The notes will be issued in the form of one or more global notes. The global notes will be deposited on the original date of issuance of the notes with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

      Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in limited circumstances described below. Please read “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

      The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. We take no responsibility for these operations and procedures and urge investors to contact DTC or their participants directly to discuss these matters.

      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through a Participant.

      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amounts of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC (with respect to Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

      Transfers between Participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to these persons may be limited. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge the beneficial interest to persons that do not participate in the DTC system, or otherwise take actions in respect of the beneficial interest, may be affected by the lack of a physical certificate of the beneficial interest.

      So long as DTC, or its nominee, is the registered owner or holder of a global note of a series, DTC or its nominee will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. Except as provided below, beneficial owners of an interest in a global note:

•	will not be entitled to have notes registered in their names;

•	will not receive or be entitled to receive physical delivery of notes in definitive form; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder.

      In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC.

      Payments on global notes will be made to DTC or its nominee, as the registered owner or holder of the global notes. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor the trustee nor any paying agent will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant Participants with payment on the payment date unless DTC has reason to believe it will not receive payment on the payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its Participants.

      DTC has also advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      Although DTC is expected to follow the foregoing procedures to facilitate transfers of interests in the global notes among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

      A global note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depository for the global notes and we fail to appoint a successor depository or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and we fail to appoint a successor depository;

(2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) a Default or Event of Default on the notes has occurred and is continuing.

      In addition, beneficial interests in a global note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, between us and the underwriters set forth below for whom Banc One Capital Markets, Inc. and BNP Paribas Securities Corp. are acting as representatives, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

Principal Amount
of Notes
Name
Banc One Capital Markets, Inc.	$
BNP Paribas Securities Corp.
Barclays Capital Inc.
Fleet Securities, Inc.
McDonald Investments Inc.
The Royal Bank of Scotland plc
Scotia Capital (USA) Inc.
SunTrust Capital Markets, Inc.

Total	$

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of      % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow a concession not in excess of      % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representatives.

      We have agreed that, for a period of 90 days after the date of this prospectus supplement, we will not, without the prior written consent of Banc One Capital Markets, Inc. and BNP Paribas Securities Corp., offer, sell, contract to sell, pledge, or otherwise dispose of, or file or participate in the filing of a registration statement with the Securities and Exchange Commission with respect to, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, any debt securities issued or guaranteed by us (other than the notes offered hereby) or publicly announce an intention to effect any such transaction.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us

Per note	%

      In connection with the offering, Banc One Capital Markets, Inc. and BNP Paribas Securities Corp. may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc One Capital Markets, Inc. or BNP Paribas Securities Corp. in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

      Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

      We estimate our total expenses of this offering will be approximately $     .

      The underwriters and their affiliates have performed certain investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

      Affiliates of certain of the underwriters are lenders under the bank revolving credit facility that will be repaid from the proceeds of this offering, and each such affiliate will, therefore, receive a proportionate share of the net proceeds of the offering. See “Use of Proceeds”. Because more than 10% of the net proceeds of this offering will be used to repay amounts outstanding under the revolving credit facility, this offering will be made pursuant to the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

      We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

LEGAL

      Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about various legal matters in connection with the offering on our behalf. Certain legal matters will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

EXPERTS

      The consolidated financial statements of Kaneb Pipe Line Operating Partnership, L.P. and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 and the consolidated balance sheet of Kaneb Pipe Line Company LLC and subsidiaries as of December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, which reports are also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The audited consolidated financial statements of Statia Terminals Group N.V. as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, included in Kaneb Pipe Line Operating Partnership, L.P.’s Current Report on Form 8-K/A filed May 9, 2002, incorporated by reference in the registration statement of which this prospectus supplement is a part were audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such report. Although Arthur Andersen has consented to such incorporation by reference, any recovery under any claim that may be brought against Arthur Andersen pursuant to the Securities Act of 1933, as amended, may be limited in light of its current legal and financial position.

PROSPECTUS

Kaneb Pipe Line

Operating Partnership, L.P.

Debt Securities

        We, Kaneb Pipe Line Operating Partnership, L.P., may offer and sell from time to time in one or more series our unsecured debt securities which may be either senior debt securities or subordinated debt securities. We may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

      We are owned 99% by Kaneb Pipe Line Partners, L.P., our parent partnership. Our parent partnership’s limited partner units are traded on the New York Stock Exchange under the symbol “KPP”.

      Our address is 2435 North Central Expressway, Richardson, Texas 75080, and our telephone number is (972) 699-4055.

       Investing in these securities involves risks. See “Forward-Looking Statements and Associated Risks” beginning on page 2 and “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 22, 2001

      You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

ABOUT US

      We are a Delaware limited partnership engaged in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. Kaneb Pipe Line Company LLC, a wholly owned subsidiary of Kaneb Services LLC, serves as our general partner.

      As used in this prospectus, “we,” “us,” “our” and “Kaneb Partners” mean Kaneb Pipe Line Operating Partnership, L.P. and, where the context requires, include our subsidiary operating companies.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell up to $500 million in principal amount of the debt securities described in this prospectus in one or more offerings. This prospectus generally describes us and the debt securities. Each time we sell debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of October 15, 2001. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      Our parent partnership, Kaneb Pipe Line Partners, L.P., files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we or our parent partnership files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. These SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about our parent partnership at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” information filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we or our parent partnership file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the debt securities offered by this prospectus.

•	Annual Report on Form 10-K of Kaneb Pipe Line Partners, L.P. for the fiscal year ended December 31, 2000.

•	Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended March 31, 2001, as amended by the Amended Quarterly Report on Form 10-Q/ A filed on May 24, 2001.

•	Quarterly Report on Form 10-Q of Kaneb Pipe Line Partners, L.P. for the quarterly period ended June 30, 2001.

•	Current Report on Form 8-K filed January 18, 2001, as amended by the Current Report on Form 8-K/A, filed on March 19, 2001.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Investor Relations Department

Kaneb Pipe Line Partners, L.P.
2435 North Central Expressway
Richardson, Texas 75080
(972) 699-4055.

      NO SEPARATE FINANCIAL INFORMATION FOR US HAS BEEN PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BECAUSE: (i) OUR PARENT PARTNERSHIP DOES NOT ITSELF CONDUCT ANY OPERATIONS, BUT RATHER ALL OPERATIONS OF OUR PARENT PARTNERSHIP AND ITS SUBSIDIARIES ARE CONDUCTED BY US; (ii) OUR PARENT PARTNERSHIP HAS NO MATERIAL ASSETS OTHER THAN SUBSTANTIALLY ALL OF THE OWNERSHIP INTEREST IN US; AND (iii) WE OWN ALL OF THE ASSETS AND LIABILITIES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR OUR PARENT PARTNERSHIP.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

      This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words “believe,” “expect,” “estimate” and “anticipate” and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

•	the amount and nature of future capital expenditures,

•	business strategy and measures to carry out strategy,

•	competitive strengths,

•	goals and plans,

•	expansion and growth of our business and operations,

•	references to intentions as to future matters and

•	other similar matters.

      A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

RISK FACTORS

Risks Inherent in Our Business

      The rates that we may charge may be limited by FERC regulations and competition.

      The Federal Energy Regulatory Commission (“FERC”), pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

      The FERC’s primary rate making methodology is price indexing. We use this methodology in approximately half of our markets. With FERC approval, we use market based rates in our other markets. The indexing method allows a pipeline to increase its rates by a percentage equal to the Producer Price Index for Finished Goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our rates that are based on the FERC’s price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC’s rate making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. If this occurs, it could adversely affect us. Competition constrains our rates in all of our markets. As a result we may from time to time be forced to reduce some of our rates to remain competitive.

Uncertainties in calculating cost of service for rate-making purposes

      In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership’s cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. If we were to become involved in a contested rate proceeding, this issue could be raised by an adverse party in that proceeding. Disallowance of the income tax allowance in the cost of service of our pipelines would adversely affect our cash flow and could reduce cash distributions to our unitholders.

Competition could adversely affect our operating results

      Competitive conditions sometimes require that our pipelines file individual rates that are less than the maximum permitted by law to avoid losing business to competitors. Our east pipeline’s major competitor is an independent regulated common carrier pipeline system owned by The Williams Companies, Inc. Williams’ pipeline operates approximately 100 miles east of and parallel to our east pipeline. This competing pipeline system is substantially more extensive than our east pipeline. Fifteen of our sixteen delivery terminals on our east pipeline directly compete with Williams’ terminals. Williams and its affiliates have capital and financial resources substantially greater than ours.

      Our west pipeline competes with the truck loading facilities of refineries in Denver, Colorado, and Cheyenne, Wyoming and the Denver terminals of the Chase Pipeline Company and Phillips Petroleum Company. The Ultramar Diamond Shamrock terminals in Denver and Colorado Springs that connect to an Ultramar Diamond Shamrock pipeline from their Texas Panhandle refinery are major competitors to our west pipeline’s Denver and Fountain terminals.

      The independent liquids terminaling industry is fragmented and includes both large, well-financed companies that own many terminal locations and small companies that may own a single terminal location. Several companies that offer liquids terminaling facilities have significantly more capacity than our liquid terminaling facilities, particularly those used primarily for petroleum-related products. We also face competition from prospective customers that have their own terminal facilities.

Reduced demand could affect shipments on the pipelines

      Our pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Most of the refined petroleum products delivered through our east pipeline are ultimately used as fuel for railroads or in agricultural operations. Agricultural operations include fuel for farm equipment, irrigation systems, trucks transporting crops and crop drying facilities. Weather conditions in the geographic areas served by our east pipeline affect the demand for refined petroleum products for agricultural use and the relative mix of products required. Periods of drought suppress agricultural demand for some refined petroleum products, particularly those used for fueling farm equipment. Although the demand for fuel for irrigation systems often increases during those times, the increase may not be sufficient to offset the reduced demand for refined petroleum products for agricultural use. Governmental agricultural policies and crop prices also affect the agricultural sector. Governmental policies or crop prices that result in reduced farming operations in the markets we serve could indirectly reduce the demand for refined petroleum products in those markets.

      Governmental regulation, technological advances in fuel economy, energy generation devices and future fuel conservation measures could reduce the demand for refined petroleum products in the market areas our pipelines serve.

Risk of environmental costs and liabilities

      Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe that our operations comply with applicable environmental regulations, risks of substantial costs and liabilities are inherent in pipeline operations and terminaling operations. We cannot assure you that we will not incur substantial costs and liabilities. We currently own or lease, and have in the past owned or leased, many properties that have been used for many years to terminal or store petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

Risks Related to Litigation

Massachusetts Pipeline Spill Litigation

      Certain of our subsidiaries were sued in a Texas state court in 1997 by Grace Energy Corporation (“Grace”), the entity from which we acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970’s from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

      Grace alleged that our subsidiaries acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that our subsidiaries are responsible for all present and future remediation and expenses for these leaks and that Grace has no obligation to indemnify our subsidiaries for these expenses. In the lawsuit, Grace also sought indemnification for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. Our subsidiaries’ consistent position is that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

      At the end of the trial, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned before 1978. On August 30, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from our subsidiaries on its claims, including claims for future expenses. Although our subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that our subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of the company acquired as part of the 1993 ST Services transaction. The Judge also awarded attorney fees to Grace.

      While the judgment means that our subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, our subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

      On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, our subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.

      The Otis Air Force Base is a part of the Massachusetts Military Reservation (“MMR”), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. Our subsidiaries voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and our subsidiaries, the Government advised the parties in April 1999 that it had identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government at that time advised the parties that it believed it had incurred costs of approximately $34 million, and expected in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area.

      By letter dated July 26, 2001, the United States Department of Justice advised ST Services that the Government intends to seek reimbursement from it under the Massachusetts Oil and Hazardous Material Release Prevention and Response Act and the Declaratory Judgment Act for the Government’s response costs at the two spill areas. The Government advised ST Services that it believes it has incurred costs exceeding $40 million and expects in the future to incur costs exceeding an additional $22 million, for remediation of the two spill areas. We believe that our subsidiaries have substantial defenses to the Government’s claims and intend to assert such defenses. ST Services responded to the Department of Justice on September 6, 2001, contesting the Government’s positions and declining to reimburse any response costs.

      We do not believe that either the Grace litigation or the claims made by the Government will adversely affect our ability to make cash distributions to our unitholders, but we cannot assure you in that regard.

PEPCO Pipeline Rupture Litigation

      On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company (“PEPCO”) ruptured. The pipeline was operated by a partnership of which ST Services is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66.0 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, ST Services has participated provisionally in a minority share of the clean-up expense, which has been funded by ST Services’ insurance carriers. We cannot predict the amount, if any, that ultimately may be determined to be ST Services’ share of the remediation expense, but we believe that such amount will be covered by insurance and will not materially affect our financial condition.

      As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and ST Services under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. ST Services’ insurance carriers have assumed the defense of these actions. While we cannot predict the amount, if any, of any liability we may have in these suits, we believe that such amounts will be covered by insurance and that these actions will not have a material adverse effect on our financial condition.

      PEPCO and ST Services have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. We believe that both the assessment costs and such damages are covered by insurance and will not materially affect our financial condition.

      The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $674,000. ST Services and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to ST Services cannot be determined at this time, but we believe that this matter will not have a material effect on our financial condition.

WHO WE ARE

      We are a Delaware limited partnership engaged through operating subsidiaries in the refined petroleum products pipeline business and the terminaling of petroleum products and specialty liquids. The following chart shows our organization and ownership structure as of the date of this prospectus. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis.

Kaneb Services LLC
100%
Texas Energy Services LLC
Kaneb Pipe Line Company LLC
100%
Martin Oil Corporation LLC
100%
Kaneb Investment LLC
100%
Kaneb Management Company LLC
1% General Partner Interest
25% Limited Partner Interest
Kaneb Pipe Line Partners L.P.
74% Limited Partner Interest
Public Unit Holders
1% General Partner Interest
99% Limited Partner Interest
Kaneb Pipe Line Operating Partnership, L.P.
100%
100%
99% Limited Partner Interest
Shore Terminals, LLC
Support Terminal Services, Inc.
1% General Partner Interest
Support Terminals Operating Partnership, L.P.
50% Managing Member Interest
ST Linden Terminals, LLC
100%
StanTrans, Inc.
100%
ST Services, LTD
50% Managing Member Interest
ST/Center Chillicothe Terminal LLC
1% General Partner Interest
100%
100%
Stan Trans Partners, L.P.
99% Limited Partner Interest
StanTrans Holdings, Inc.
ST Eastham Terminal, LTD

      Our pipeline business consists primarily of the transportation, as a common carrier, of refined petroleum products in Kansas, Iowa, Nebraska, South Dakota, North Dakota, Wyoming and Colorado. We own a 2,090 mile pipeline system that extends through Kansas, Iowa, Nebraska, South Dakota and North Dakota and a 550 mile pipeline system that extends through Wyoming, South Dakota and Colorado. Our east pipeline serves the agricultural markets of the midwestern United States and transports a broad range of refined petroleum products and propane. Our west pipeline serves Eastern Wyoming, Western South Dakota, and the urban areas of Colorado and transports mainly gasoline. These products are transported from refineries connected to our pipelines, directly or through other pipelines, to agricultural users, railroads and wholesale customers. During 2000, we shipped approximately 17.8 billion barrel miles of refined petroleum products on our pipeline systems. Substantially all of our pipeline operations constitute common carrier operations that are subject to federal and state tariff regulation.

      We are the third largest independent liquids terminaling company in the United States. Our terminaling business is conducted through Support Terminal Services, Inc. and Support Terminals Operating Partnership, L.P., which are subsidiaries and which operate under the trade name ST Services. Our terminaling business consists of receiving, storing and delivering liquid petroleum products and specialty chemicals. ST Services and its predecessors have been in the terminaling business for more than 40 years. Our total worldwide tankage capacity is approximately 38.3 million barrels. Since 1997, we have acquired 14 domestic terminal facilities with an aggregate storage capacity of 15.5 million barrels. In the United States, we operate 42 facilities in 21 states and the District of Columbia. Our five largest terminal facilities in the United States are located in Piney Point, Maryland; Crockett, California; Martinez, California; Jacksonville, Florida; and Linden, New Jersey. Two of our largest terminals, Crockett and Martinez, California, were among the seven terminals we acquired when we purchased Shore Terminals LLC on January 3, 2001. We also own a 50% interest in and manage a 3.9 million barrel petroleum terminal in Linden, New Jersey.

USE OF PROCEEDS

      Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities to acquire properties as suitable opportunities arise and to pay indebtedness outstanding at the time.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges of our parent partnership for each of the periods indicated is as follows:

						Six
	Year Ended December 31,					Months
						Ended June
	1996	1997	1998	1999	2000	30, 2001

Ratio of Earnings to Fixed Charges	4.60	4.63	4.77	4.56	4.56	4.94

      For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense and the portion of rental expense representative of the interest factor and

•	“earnings” represent income before minority interest, income taxes and extraordinary item, plus fixed charges, less undistributed earnings of equity affiliates.

DESCRIPTION OF DEBT SECURITIES

      The debt securities will be issued under an Indenture between us and a trustee to be named in a prospectus supplement, and any supplements to the Indenture that may be entered into from time to time. The terms of the debt securities will include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. If we issue one or more series of debt securities subordinated to our Senior Indebtedness (as defined below), then these series will be issued under a separate Indenture containing subordination provisions. This description of debt securities is intended to be a useful overview of the material provisions of the debt securities and the Indentures. The forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to this registration statement. You should read the Indentures for provisions that may be important to you because the Indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an “Indenture” refer to the particular Indenture under which a series of debt securities is issued.

General

      The Indenture does not limit the amount of debt securities that may be issued thereunder. Debt securities may be issued under the Indenture from time to time in separate series, each up to the aggregate amount authorized for such series.

      A prospectus supplement and a supplemental indenture (or a resolution of our Board of Directors and accompanying officers’ certificate) relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	any changes to or additional Events of Default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

•	any other terms of the debt securities.

      The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

      At our option, we may make interest payments, by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

      Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

      Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must thereafter look only to us for payment thereof.

Covenants

      A series of debt securities may contain certain financial and other covenants applicable to us and our subsidiaries. A description of any such affirmative and negative covenants will be contained in the prospectus supplement applicable to such series.

The Trustee

      We may appoint a separate Trustee for any series of debt securities. As used herein in the description of a series of debt securities, the term “Trustee” refers to the Trustee appointed with respect to any such series of debt securities.

      We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.

Events of Default

      Each of the following will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due, continued for 60 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by us for 60 days after our receipt of notice from the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series to comply with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series; or

•	certain events of bankruptcy, insolvency or reorganization of us.

      If an Event of Default occurs and is continuing, the Trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to us and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable. Upon such a declaration, the principal, premium and accrued and unpaid interest will be due and payable immediately. The holders of a majority in principal amount of the outstanding debt securities of a series may waive all past defaults (except with respect to nonpayment of principal, premium, if any, or interest) and rescind any such acceleration with respect to the debt securities of that series and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the debt securities of that series that have become due solely by such declaration of acceleration, have been cured or waived.

      Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or any series of the debt securities unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series of debt securities is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested the Trustee to pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity against any loss, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

      Subject to certain restrictions, the holders of a majority in principal amount of the outstanding debt securities of a series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

      The Indenture provides that if an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Event of Default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any debt securities, the Trustee may withhold notice if and so long as the committee of responsible officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the Trustee, within 4 months after the end of each fiscal year, a compliance certificate indicating we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any Event of Default, its status and what action we are taking or propose to take with respect to the default.

Amendments and Waivers

      Modifications and amendments to the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of all debt securities then outstanding under the Indenture (including consents obtained in connection with a tender offer or exchange offer for the debt securities). However, without the consent of each holder of outstanding debt securities of each series affected thereby, no amendment may, among other things:

•	reduce the percentage in principal amount of debt securities whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may be redeemed under an optional redemption or any similar provision;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities;

•	waive a redemption payment with respect to a debt security other than as required by a covenant in the applicable supplemental indenture;

•	except as permitted under the Indenture or any supplemental indenture, with respect to debt securities that are guaranteed, release any guarantor from its obligations under the Indenture or supplemental indenture or under its guarantee or change any guarantee in any manner that would adversely affect the rights of holders of those debt securities; or

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

      The holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, on behalf of all such holders, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee as provided in the Indenture, the holders of a majority in aggregate principal amount of debt securities of each series affected thereby, on behalf of all such holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the debt securities), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of all holders of the series of debt securities that is affected.

      Without the consent of any holder, we and the Trustee may, among other things, amend the Indenture to:

•	cure any ambiguity, defect, omission, error or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the Indenture;

•	make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	add any additional Events of Default.

      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

      At any time we may terminate our obligations under a series of debt securities and the Indenture in a “legal defeasance.” If we choose to terminate our obligations in a legal defeasance, the holders of the debt securities of the series will not be entitled to the benefits of the related Indenture, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. At any time we may terminate our obligations under covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series (other than as described in such prospectus supplement) in a “covenant defeasance”.

      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth bullet point under “Events of Default” above.

      In order to exercise either defeasance option, we must irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be (a “defeasance trust”) and must comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust and the delivery to the Trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

No Personal Liability of General Partner

      Our general partner, our parent partnership, and each of their respective directors, officers, partners, employees, incorporators, managers, stockholders, unitholders or member as such, shall have no liability for any of our obligations under the debt securities or the Indenture or for any claim related to our obligations or their creation. Each holder by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

Subordination

      Debt securities of a series may be subordinated to Senior Indebtedness (as defined below) to the extent set forth in the prospectus supplement relating to such series. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness that is designated as “Senior Indebtedness” with respect to the series. “Senior Indebtedness” is defined generally to include all notes or other evidences of indebtedness for money borrowed by us, provided that these obligations are not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

      Upon any payment or distribution of our assets or upon a total or partial liquidation or dissolution of us, or in a bankruptcy, receivership or similar proceeding relating to us, the holders of Senior Indebtedness of us shall be entitled to receive payment in full in cash of the Senior Indebtedness before the holders of subordinated debt securities shall be entitled to receive any payment of principal, premium or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness.

      We may not make any payments of principal, premium, if any, or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of the subordinated debt securities, or repurchase, redeem or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by our delivery of subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or (b) any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and the acceleration has been rescinded, the Senior Indebtedness has been paid in full in cash, or we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness” (which, unless otherwise provided in the prospectus supplement relating to the series of subordinated debt securities, will include indebtedness for borrowed money under a bank credit agreement (“Bank Indebtedness”) and any other specified issue of Senior Indebtedness of at least $100 million or other indebtedness of borrowed money that we may designate). During the continuance of any default (other than a default described in clause (a) or (b) above), with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect the acceleration) or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period, the “Payment Blockage Period”, commencing on the receipt by us and the Trustee of written notice of the default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period, a “Blockage Notice”. The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and to us from the person or persons who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of Senior Indebtedness shall have accelerated the maturity thereof, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period. Unless otherwise provided in the prospectus supplement relating to the series of subordinated debt securities, not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within the 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case, the representative of the Bank Indebtedness may give another Blockage Notice within the period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

      By reason of the subordination, in the event of insolvency, our creditors who are holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

      The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

      Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. Book-entry debt securities of a series will be issued in the form of a global security that will be deposited with DTC. This means that we will not issue certificates to each holder. One global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred; except that DTC, its nominees and their successor may transfer a global security as a whole to one another.

      Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

      DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

      We will wire principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

      Debt securities represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

Governing Law

      The Indenture provides that it and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

      We may offer or sell the debt securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the debt securities directly to one or more other purchasers. We may sell the debt securities as soon as practicable after effectiveness of the registration statement of which this prospectus is a part.

      The terms of the offering of the particular series of debt securities will be included in a prospectus supplement and will include the following terms:

•	the name or names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the initial public offering or purchase price of such series of debt securities;

•	any underwriting discounts, commissions, and other items constituting underwriters’ compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers;

•	any commissions paid to any agents;

•	the net proceeds to us from the sales; and

•	any securities exchanges or markets on which such series of debt securities may be listed.

      Unless otherwise provided in the prospectus supplement relating to a particular series of debt securities, the obligations of the underwriters to purchase the series of debt securities will be subject to certain conditions and each of the underwriters will be obligated to purchase all of the debt securities of the series allocated to it if any of the debt securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

      The debt securities may be offered and sold by us directly or through agents designated by us from time to time. Unless otherwise indicated in the related prospectus supplement, each agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of debt securities may be deemed to be an “underwriter,” as that term is defined in the Securities Act of 1933, as amended, of the debt securities that are offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the prospectus supplement relating to the series of debt securities. The dealers may be deemed to be “underwriters” within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, us in the ordinary course of business.

      All debt securities offered will be a new issue of securities with no established trading market. Any underwriter to whom debt securities are sold by us for public offering and sale may make a market in such debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The debt securities of any series may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for the debt securities.

      In connection with the offering, the underwriters or agents, as the case may be, may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if such debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time.

LEGAL

      Certain legal matters in connection with the debt securities will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to the offering by their own legal counsel.

EXPERTS

      The consolidated financial statements of Kaneb Pipe Line Partners, L.P. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, and the consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries as of December 31, 2000, have been incorporated by reference and included herein, respectively, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of said firm as experts in auditing and accounting.

      The financial statements of Shore Terminals LLC as of December 31, 2000 and 1999, and for the years then ended, incorporated in this prospectus by reference from Kaneb Pipe Line Partners, L.P.’s current report on Form 8-K/ A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the 1999 financial statements and the sale of the company effective January 1, 2001), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Kaneb Pipe Line Company

Independent Auditors’ Report	F-2

Consolidated Balance Sheets	F-3

Notes to Consolidated Balance Sheets	F-4

INDEPENDENT AUDITORS’ REPORT

The Board of Directors of

Kaneb Pipe Line Company:

      We have audited the accompanying consolidated balance sheet of Kaneb Pipe Line Company and subsidiaries (the Company) as of December 31, 2000. This consolidated financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas

March 2, 2001

KANEB PIPE LINE COMPANY

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,
2000

ASSETS

Current assets:

Cash and cash equivalents	$6,394,000

Accounts receivable	38,417,000

Inventories	15,998,000

Prepaid expenses	5,521,000

Total current assets	66,330,000

Receivable from affiliates, net	10,706,000

Property and equipment	459,070,000

Less accumulated depreciation	137,622,000

Net property and equipment	321,448,000

Investment in affiliates	22,568,000

Deferred tax asset	4,256,000

Excess of cost over fair value of net assets of acquired business	1,607,000

$426,915,000

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:

Accounts payable	$13,093,000

Accrued expenses	14,965,000

Accrued distributions payable	9,600,000

Deferred terminaling fees	3,717,000

Total current liabilities	41,375,000

Long-term debt, less current portion	184,052,000

Other liabilities	13,425,000

Interest of outside non-controlling partners in KPP	123,520,000
Commitments and contingencies

Stockholder’s equity:

Common stock, $1 par value, authorized and issued 10,000 shares	10,000

Additional paid-in capital	30,924,000

Notes receivable from affiliate	(14,500,000)

Retained earnings	48,514,000

Accumulated other comprehensive loss — foreign currency translation adjustment	(405,000)

Total stockholder’s equity	64,543,000

$426,915,000

See accompanying notes to consolidated balance sheet.

(1)	Summary of Significant Accounting Policies

      The following significant accounting policies are followed by Kaneb Pipe Line Company and subsidiaries (the Company) in the preparation of the consolidated balance sheet. The Company is a wholly-owned subsidiary of Kaneb Services, Inc. (the Parent Company) (see note 9).

(a)	Principles of Consolidation

      The consolidated balance sheet includes the accounts of Kaneb Pipe Line Company and its subsidiaries and Kaneb Pipe Line Partners, L.P. (KPP). The Company controls the operations of KPP through its 2% general partner interest and a 25% limited partner interest at December 31, 2000. All significant intercompany transactions and balances are eliminated in consolidation.

      KPP owns and operates a refined petroleum products pipeline business and a petroleum products and specialty liquids storage and terminaling business. KPP’s business of terminaling petroleum products and specialty liquids is conducted under the name ST Services (ST). KPP operates its businesses through Kaneb Pipe Line Operating Partnership, L.P. (KPOP), a limited partnership in which KPP holds a 99% interest as limited partner. The Company’s products marketing business provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions, as well as California.

(b)	Cash and Cash Equivalents

      The Company’s policy is to invest cash in highly liquid investments with original maturities of three months or less. Accordingly, uninvested cash balances are kept at minimum levels. Such investments are valued at cost, which approximates market, and are classified as cash equivalent. At December 31, 2000, the Company does not have any derivative financial instruments.

(c)	Inventories

      Inventories consist primarily of petroleum products purchased for resale in the products marketing business and are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

(d)	Property and Equipment

      Property and equipment are carried at historical cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provided on a straight-line basis at rates based upon expected useful lives of various classes of assets. The rates used for pipeline and storage facilities of KPOP are the same as those which have been promulgated by the Federal Energy Regulatory Commission.

      The carrying value of property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists under the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. To the extent impairment is indicated to exist, an impairment loss will be recognized under SFAS No. 121 based on fair value.

(e)	Revenue Recognition

      Pipeline transportation revenues are recognized as services are provided. Storage fees are billed one month in advance and are reported as deferred income. Revenue is recognized in the month services are provided. Revenues from the products marketing business are recognized when product is sold and title and risk pass to the customer.

(f)	Foreign Currency Translation

      The Company translates the balance sheet of its foreign subsidiary using year-end exchange rates. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive loss in stockholder’s equity.

(g)	Excess of Cost Over Fair Value of Net Assets of Acquired Business

      The excess of the cost of the products marketing business over the fair value of net assets acquired is being amortized on a straight-line basis over a period of 40 years. Accumulated amortization was $106,000 at December 31, 2000.

      The Company periodically evaluates the propriety of the carrying amount of the excess of cost over fair value of net assets of acquired business, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. The Company believes that no such impairment has occurred and that no reduction in estimated useful lives is warranted.

(h)	Environmental Matters

      KPP environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or KPP’s commitment to a formal plan of action.

(i)	KPP Cash Distributions

      KPP makes quarterly distributions of 100% of its Available Cash, as defined in the Partnership Agreement, to holders of limited partnership units and the Company. Available Cash consists generally of all the cash receipts of KPP plus the beginning cash balance less all of its cash disbursements and reserves. The assets, other than Available Cash, cannot be distributed without a majority vote of the non-affiliate unitholders.

(j)	Use of Estimates

      The preparation of the Company’s balance sheet, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

(k)	Recent Accounting Pronouncement

      Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for such activities. Under SFAS No. 133, companies must recognize all derivative instruments on their balance sheet at fair value. Changes in the value of derivative instruments which are considered hedges will either be offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. On January 1, 2001, the Company was not a party to any derivative contracts; accordingly, initial adoption of SFAS No. 133 at that date did not have any effect on the Company’s financial position.

(2)	Acquisition

      On January 3, 2001, KPP, through a wholly-owned subsidiary, acquired Shore Terminals LLC (Shore) for $107 million in cash and 1,975,090 KPP units. Financing for the cash portion of the purchase price was supplied under a new $275 million unsecured revolving credit agreement, which is without recourse to the Company, with a group of banks (see note 5). The acquisition will be accounted for, beginning in January 2001, using the purchase method of accounting.

(3)	Income Taxes

      The Company participates with the Parent Company in filing a consolidated Federal income tax return, except for certain ST operations which are conducted through separate taxable wholly-owned corporate subsidiaries. The income taxes for the Company are reported as if it had filed on a separate return basis. Amounts payable or receivable for income taxes are included in receivable from affiliates.

      Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the balance sheet that will result in differences between income for tax purposes and income for financial statement purposes in future years.

      The Company has recorded a deferred tax asset of approximately $20.0 million as of December 31, 2000, primarily relating to domestic net operating loss carryforwards (NOLs). The Company has recorded a deferred tax liability of approximately $9.8 million as of December 31, 2000, primarily relating to differences between the financial and tax basis of the Company’s investment in KPP. The Company has also recorded a deferred tax liability of $5.9 million as of December 31, 2000 which is associated with certain subsidiaries not included in the Parent Company’s consolidated Federal income tax return.

      Ultimate realization of the deferred tax asset is dependent upon, among other factors, the Company’s ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used. The Company considered positive evidence including the effect of the distribution discussed in note 9, recent historical levels of taxable income, the scheduled reversal of deferred tax liabilities, tax planning strategies, revised estimates of future taxable income growth and expiration periods of NOLs among other things, in making this evaluation and concluding that it is more likely than not that the Company will realize the benefit of its net deferred tax assets.

(4)     Property and Equipment

      The cost of property and equipment as of December 31, 2000 is summarized as follows:

	Estimated
	Useful
	Life (Years)

Land	—	$23,360,000

Buildings	35	9,159,000

Furniture and fixtures	16	3,574,000

Transportation equipment	6	4,469,000

Machinery and equipment	20-40	32,996,000

Pipeline and terminaling equipment	20-40	378,123,000

Construction work-in-progress	—	7,389,000

Total property and equipment		459,070,000

Less accumulated depreciation		137,622,000

Net property and equipment		$321,448,000

(5) Long-Term Debt

      Long-term debt as of December 31, 2000 is summarized as follows:

KPP First mortgage notes, repaid in January 2001	$128,000,000

KPP $25 million revolving credit facility, repaid in January 2001	15,000,000

Revolving credit facility of subsidiary, due in March 2002	17,152,000

KPP Term loan, due in January 2002	23,900,000

KPP $275 million revolving credit facility, due in December 2003	—

Total long-term debt	$184,052,000

      In December 2000, KPP entered into a credit agreement with a group of banks that provides for a $275 million unsecured revolving credit facility through December 2003. No amounts were drawn on the facility at December 31, 2000. The facility, which is without recourse to the Company, bears interest at variable interest rates and has a variable commitment fee on the unutilized amounts. The credit facility contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates. Absent an event of default, such covenants do not restrict distributions to KPP limited partner interests. In January 2001, proceeds from the facility were used to repay in full KPP’s $128 million of mortgage notes and $15 million outstanding under its $25 million revolving credit facility. An additional $107 million was used to finance the cash portion of the January 2001 Shore acquisition. Under the provisions of the mortgage notes, KPP incurred $6.5 million in prepayment penalties which, after income taxes and interest of outside non-controlling partners in KPP’s net income, has been recognized as an extraordinary expense in the first quarter of 2001. At January 3, 2001, $257.5 million was drawn on the facility at an interest rate of 6.31%, which is due in December 2003.

      In January 1999, KPP, through two wholly-owned subsidiaries, entered into a credit agreement with a bank that provided for the issuance of $39.2 million in term loans in connection with the United Kingdom terminal acquisition and $5.0 million for general partnership purposes. $18.3 million of the term loans were repaid in July 1999 with the proceeds from a public unit offering. The remaining portion ($23.9 million), with a fixed rate of 7.14%, is due in January 2002. The term loans under the credit agreement, as amended, are unsecured and are pari passu with the $275 million revolving credit facility. The term loans, which are without recourse to the Company, also contain certain financial and operational covenants.

      The Company’s wholly-owned products marketing subsidiary has a credit agreement with a bank that, as amended, provides for a $20 million revolving credit facility through March 2002. The credit facility bears interest at variable rates (8.69% at December 31, 2000), has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. The credit facility, which is without recourse to the Company, is secured by essentially all of the tangible and intangible assets of the products marketing business, and by 500,000 KPP limited partnership units. At December 31, 2000, $17.2 million was drawn on the facility.

      In 1994, a wholly-owned subsidiary of KPP entered into a restated credit agreement with a group of banks that, as amended, provided for a $25 million revolving credit facility through January 31, 2001. At December 31, 2000, $15.0 million was drawn under the credit facility. In January 2001, the credit facility was repaid in full by KPP with the proceeds from the new $275 million credit facility.

      The $128 million of first mortgage notes outstanding at December 31, 2000, which were due in varying amounts from 2001 to 2016, were repaid in full by KPP in January 2001 with the proceeds from the new $275 million revolving credit facility.

(6) Commitments and Contingencies

      The following is a schedule by years of future minimum lease payments under operating leases as of December 31, 2000:

Year Ending	Operating
December 31,	Leases

2001	$2,103,000

2002	1,505,000

2003	970,000

2004	705,000

2005	372,000

Total minimum lease payments	$5,655,000

      The operations of KPP are subject to Federal, state and local laws and regulations in the United States and the United Kingdom relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $8.0 million at December 31, 2000, including $7.3 million related to acquisitions of pipelines and terminals.

      In December 1995, KPP acquired the liquids terminaling assets of Steuart Petroleum Company and certain of its affiliates. The asset purchase agreement includes a provision for an earn-out payment based upon revenues of one of the terminals exceeding a specified amount for a seven-year period ending in December 2002. No amount was payable under the earn-out provision in 2000.

      The asset purchase agreement entered into in 1998 by the Company in connection with the acquisition of the products marketing business includes a provision for an earn-out based on annual operating results of the acquired business for a five-year period ending in March 2003. In 2000, $211,000 was paid under the earn-out provision and included as additional purchase price.

      On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company (PEPCO) ruptured. The pipeline was operated by a partnership of which a wholly-owned subsidiary of KPP is general partner. PEPCO has reported that, through December 2000, it incurred approximately $66 million in clean-up costs and expects to incur total cleanup costs of $70 million to $75 million. Since May 2000, KPP’s subsidiary has participated provisionally in a minority share of the clean-up expense which has been funded by KPP’s insurance carriers. KPP cannot predict the amount, if any, that ultimately may be determined to be KPP’s share of the remediation expense, but it believes that such amount will be covered by insurance and will not materially affect KPP’s financial condition.

      As a result of the rupture, purported class actions have been filed in federal and state court in Maryland by property and/or business owners alleging damages in unspecified amounts against PEPCO and KPP’s subsidiary under various theories, including the federal Oil Pollution Act. The court has ordered a consolidated complaint to be filed in this action. KPP’s insurance carriers have assumed the defense of these actions. While KPP cannot predict the amount, if any, of any liability it may have in these suits, it believes that such amounts will be covered by insurance and that these actions will not have a material adverse effect on its financial condition.

      PEPCO and KPP’s subsidiary have agreed with the State of Maryland to pay costs of assessing natural resource damages under the federal Oil Pollution Act, but they cannot predict at this time the amount of any damages that may be claimed by Maryland. KPP believes that both the assessment costs and such damages are covered by insurance and will not materially affect KPP’s financial condition.

      The U.S. Department of Transportation has issued a Notice of Proposed Violation to PEPCO and KPP’s subsidiary over several years of pipeline safety regulations and proposing a civil penalty of $674,000. KPP’s subsidiary and PEPCO have contested the allegations of violations and the proposed penalty. The ultimate amount of any penalty attributable to KPP cannot be determined at this time, but KPP believes that this matter will not have a material effect on its financial condition.

      Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation (Grace), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation allegedly resulting from jet fuel leaks in the early 1970’s from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts, was abandoned in 1976, when the connecting terminal was sold to an unrelated entity.

      Grace alleged that subsidiaries of KPP acquired the abandoned pipeline, as part of the acquisition of ST Services in 1993, and assumed responsibility for environmental damages allegedly caused by the jet fuel leaks. Grace sought a ruling that these subsidiaries are responsible for all present and future remediation expenses for these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses.

      In the lawsuit, Grace also sought indemnification from KPP’s subsidiaries for expenses that it has incurred since 1996 of approximately $3.5 million for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP’s subsidiaries is that they did not acquire the abandoned pipeline as part of the 1993 ST transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

      At the end of the trial on May 19, 2000, the jury returned a verdict including findings that Grace had breached a provision of the 1993 acquisition agreement and that the pipeline was abandoned prior to 1978. On July 17, 2000, the Judge entered final judgment in the case, which is now on appeal to the Dallas Court of Appeals, that Grace take nothing from the subsidiaries on its claims, including claims for future expenses. Although KPP’s subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to an indemnification from Grace if any such expenses were incurred in the future. However, the Judge let stand a prior summary judgment ruling that the pipeline was an asset of KPP’s subsidiaries acquired as part of the 1993 ST transaction. The Judge also awarded attorney fees to Grace.

      While the judgment means that the subsidiaries have no obligation to reimburse Grace for the approximately $3.5 million it has incurred, as required by the State of Massachusetts, KPP’s subsidiaries have filed an appeal of the judgment finding that the Otis Pipeline was transferred to them and the award of attorney fees.

      On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay against actions against Grace. This automatic stay will affect the appeal of this matter. The Texas court of appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once the stay is lifted, KPP’s subsidiaries that are a party to the lawsuit intend to resume vigorous prosecution of the appeal.

      The Otis Air Force Base is part of the Massachusetts Military Reservation (MMR), which has been declared a Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. The MMR Site contains nine groundwater contamination plumes, two of which are allegedly associated with the pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense and the United States Coast Guard, pursuant to a Federal Facilities Agreement, have been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the jet fuel leaks. KPP’s subsidiaries have voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and the KPP subsidiaries, the Government advised the parties in April 1999 that it has identified the two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit.

The Government advised the parties that it believes it has incurred costs of approximately $34 million, and expects in the future to incur costs of approximately $55 million, for remediation one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area. KPP believes that the ultimate cost of the remediation, while substantial, will be considerably less than the Government has indicated.

      KPP does not believe that either the Grace litigation or any claims that may be made by the Government will adversely affect its ability to make cash distributions to its unitholders, but there can be no assurances in that regard.

      The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, based on the advice of counsel, that the ultimate resolution of such contingencies will not have a materially adverse effect on the financial position of the Company.

(7) Related Party Transactions

      The Parent Company is entitled to reimbursement of all direct and indirect costs related to the business activities of the Company. These costs, which totaled $6.2 million for the year ended December 31, 2000, include compensation and benefits for officers and employees of the Company and the Parent Company, insurance premiums, general and administrative costs, tax information and reporting costs, legal and audit fees. In addition, the Company paid $0.2 million during each of these respective periods for an allocable portion of the Parent Company’s overhead expenses.

      The Company participates in the Parent Company’s defined contribution benefit plan which covers substantially all domestic employees and provides for varying levels of employer matching. Included in the costs above are Company contributions to this plan of $0.8 million for 2000.

      In 1997, the Company, through a wholly-owned subsidiary, sold 500,000 units in KPP to a wholly-owned subsidiary of the Parent Company in exchange for two 8.75% notes receivable aggregating $14.5 million. One note, for $9.5 million, is due in 2003. The other note, for $5.0 million, is due upon demand. At December 31, 2000, these notes are classified as a reduction to stockholder’s equity.

(8) Fair Value of Financial Instruments and Concentration of Credit Risk

      The estimated fair value of cash equivalents, accounts receivable and accounts payable approximates their carrying amount due to the relatively short period to maturity of these instruments. The estimated fair value of all debt as of December 31, 2000 was approximately $191 million as compared to the carrying value of $184 million. These fair values were estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The estimates presented above are not necessarily indicative of the amounts that would be realized in a current market exchange. The Company has no derivative financial instruments at December 31, 2000.

      The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 2000.

(9) Parent Company Planned Distribution to Shareholders

      On November 27, 2000, the Parent Company announced that its Board of Directors had approved a plan to distribute its pipeline, terminaling and product marketing businesses to its shareholders in the form of a new limited liability company, Kaneb Services LLC. This new entity will own the Company, including its general and limited partner interests in KPP. Immediately following the distribution, the Parent Company will no longer have an equity investment in Kaneb Services LLC.

________________________________________________________________________________

$

Kaneb Pipe Line Operating

Partnership, L.P.

                  % Senior Unsecured Notes due 2013

PROSPECTUS SUPPLEMENT

                    , 2003

Banc One Capital Markets, Inc.

BNP PARIBAS
Barclays Capital
Fleet Securities, Inc.
McDonald Investments Inc.
The Royal Bank of Scotland
Scotia Capital
SunTrust Robinson Humphrey

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